Putnam Municipal Opportunities Trust
                          One Post Office Square
                             Boston, MA  02109

                              April 14, 1997


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Putnam Municipal Opportunities Trust (the "Trust")
          - CIK No. 0000900422 Request for Withdrawal of Amendment to Registration Statement on Form N-14/A; File No. 033-60790

Ladies and Gentlemen:

     On April 9, 1997 the Trust intended to submit a Consent Solicitation Statement on EDGAR form type PRE 14A.
  In coding the document for transmission via EDGAR, a clerical error was made. The document was incorrectly coded as an N-14/A instead of a PRE
14A. This error was brought to our attention by Ruth Armfield Sanders, Esq. of the Division of Investment Management, EDGAR branch. On the same day, the Trust re-filed the Consent Solicitation Statement under the correct EDGAR form type. We regret any inconvenience this may have caused.

On behalf of the Trust, we hereby request withdrawal of the filing on EDGAR form type N-14/A (accession number 0000900422-97-000003) pursuant to Rule 477(a) under the Securities Act of 1933, as amended.


     If you have any questions regarding this withdrawal request, please call Jennifer M. Motley at (617) 951-7604.


                              Sincerely,

                              /s/ Gordon H. Silver

                              Gordon H. Silver
                              Vice President



cc:  Ruth Armfield Sanders, Esq.